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                                                                EXHIBIT 99(B)(i)




                                                               February 21, 1997



The Board of Directors
Greenwood Trust Company and
Wilmington Trust Company:

At your request, we have performed the procedure listed below with respect to the accounting records of Greenwood Trust Company ("GTC"), relating to the servicing procedures performed by GTC as Servicer under Section 3.06(b) of the Pooling and Servicing Agreement (the "Agreement"), dated February 1, 1993, for Discover Card Trust 1993B. This report is solely for your information and is not to be referred to by, or distributed for any purpose to, anyone other than Wilmington Trust Company as Trustee, Investor Certificateholders, or management of GTC. The procedure we performed is as follows:

- Compared the amounts set forth in each monthly certificate forwarded by the Servicer, pursuant to Section 3.04(b) of the Agreement, during the calendar year 1996 to the Servicer's computer-generated Monthly Preliminary Calculations report, and found them to be in agreement.

Because the above procedure does not constitute an audit conducted in accordance with generally accepted auditing standards, we do not express an opinion on any of the items referred to above. Had we performed additional procedures, or had we conducted an audit of the monthly certificates in accordance with generally accepted auditing standards, further matters might have come to our attention that would have been reported to you. This report relates only to the items specified above and does not extend to any financial statements of GTC taken as a whole for any date or period.


/s/

Deloitte & Touche LLP